EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$424	$390	$859	$837
Fixed charges excluding preferred stock dividends	66	80	135	164
Income for computation excluding interest on deposits	490	470	994	1,001
Interest expense excluding interest on deposits	52	66	107	137
One-third of rent expense	14	14	28	27
Preferred stock dividends and accretion	8	8	16	16
Fixed charges including preferred stock dividends	74	88	151	180
Ratio of earnings to fixed charges, excluding interest on deposits	6.64x	5.34x	6.59x	5.56x
Including Interest on Deposits
Income from continuing operations before income taxes	$424	$390	$859	$837
Fixed charges excluding preferred stock dividends	91	113	187	239
Income for computation including interest on deposits	515	503	1,046	1,076
Interest expense including interest on deposits	77	99	159	212
One-third of rent expense	14	14	28	27
Preferred stock dividends and accretion	8	8	16	16
Fixed charges including preferred stock dividends	99	121	203	255
Ratio of earnings to fixed charges, including interest on deposits	5.22x	4.16x	5.16x	4.22x